UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

EMPIRE RESORTS, INC.

(Name of the Issuer)

EMPIRE RESORTS, INC.

TAN SRI LIM KOK THAY

KIEN HUAT REALTY III LIMITED

GENTING BERHAD

GENTING MALAYSIA BERHAD

GENTING (USA) LIMITED

HERCULES TOPCO LLC

HERCULES MERGER SUBSIDIARY INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value

Series B Preferred Stock, $0.01 par value

(Title of Class of Securities)

292052305 (Common Stock)

(CUSIP Number of Class of Securities)

Ryan Eller Empire Resorts, Inc. c/o Monticello Casino and Raceway 204 State Route 17B Monticello, New York 12701 (845) 807-0001	Yap Chong Chew Kien Huat Realty III Limited First Names House Victoria Road Douglas, Isle of Man IM2 4DF Telephone: 603-21782299	Dato’ Sri Lee Choong Yan Genting Malaysia Berhad 24th Floor, Wisma Genting Jalan Sultan Ismail Kuala Lumpur Malaysia + (60) 3 2178 2288

With copies to:

Douglas S. Ellenoff Tamar Donikyan Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300	Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Steven Wilner Matthew P. Salerno Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C ( §§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((§§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies:   ☐

Check the following box if the filing is a filing amendment reporting the results of the transaction:   ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$57,933,753.76	$7,021.57

*

For purposes of calculating the filing fee only, the transaction value was determined based upon (i) (A) 5,945,634 shares of common stock, par value $0.01 per share, of Empire Resorts, Inc. (“Common Stock”) (including 406,000 shares of Common Stock issuable pursuant to a corresponding number of restricted stock units and 18,750 shares of restricted Common Stock) issued and outstanding plus (B) 2,390 shares of Common Stock issuable upon conversion of 44,258 shares of Series B Preferred Stock, par value, $0.01 per share, of Empire Resorts, Inc. issued and outstanding, multiplied by (ii) $9.74. The filing fee equals the product of 0.0001212 multiplied by the maximum aggregate value of the transaction.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number of the Form of Schedule and the date of its filing.

Amount Previously paid:  $7,021.57

Form or Registration No.:  Proxy Statement of Schedule 14A (File No. 001-12522)

Filing Party:  Empire Resorts, Inc.

Date Filed:  September 24, 2019

INTRODUCTION

This final amendment (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) Empire Resorts, Inc., a Delaware corporation (the “Company”), and the issuer of the common stock, par value $0.01 per share (the “Common Stock”) and Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”); (ii) Hercules Topco LLC (“Parent”), a Delaware limited liability company; (iii) Hercules Merger Subsidiary Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent; (iv) Genting Berhad, a Malaysian public company limited by shares; (v) Genting Malaysia Berhad, a Malaysian public company limited by shares (“GenM”); (vi) Genting (USA) Limited, an Isle of Man limited company (“Gen USA”); (vii) Kien Huat Realty III Limited, an Isle of Man limited company (“Kien Huat”) and (viii) Tan Sri Lim Kok Thay, a Malaysian citizen. Collectively, the persons filing this Transaction Statement are referred to as the “Filing Persons.” Filing Persons (ii) through (viii) are collectively referred to herein as “Parent Filing Group Persons”.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Transaction Statement remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.

Item 15. Additional Information.

(c)     Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On November 13, 2019, at a special meeting of stockholders of the Company (the “Special Meeting”), stockholders of the Company voted to: (i) adopt the Agreement and Plan of Merger, dated as of August 18, 2019 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub (the “Merger Proposal”) and (ii) approve certain items of compensation that are based on or otherwise related to the Merger that may become payable to the Company’s named executive officers under existing agreements with the Company. The Merger Proposal was approved by (i) holders of a majority of the voting power of the outstanding shares of Common Stock, Series B Preferred Stock and the Company’s Series F Convertible Preferred Stock, par value $0.01 (the “Series F Preferred Stock” and, together with the Common Stock and the Series B Preferred Stock, “Voting Stock”), entitled to vote thereon as of September 20, 2019, the record date of the Special Meeting (the “Record Date”), voting as one class, and (ii) the holders of a majority of the voting power of the outstanding shares of Voting Stock not held by Kien Huat, GenM, their respective affiliates, or any director or officer of the Company, entitled to vote thereon as of the Record Date of the Special Meeting, voting as one class.

On November 15, 2019, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving as a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Common Stock (other than any Rollover Shares, Canceled Shares or Dissenting Shares, as defined below), was converted into the right to receive $9.74 in cash, without interest (the “Common Merger Consideration”), and each issued and outstanding share of the Series B Preferred Stock (other than Rollover Shares, Canceled Shares or Dissenting Shares), was converted into the right to receive an amount in cash equal to the product of the Common Merger Consideration, multiplied by the number of shares of Common Stock into which such share of Series B Preferred Stock was convertible (the “Series B Merger Consideration”). In addition, as part of the Merger, (i) shares of the Common Stock or the Series F Preferred Stock owned by Kien Huat, GenM or their respective affiliates (the “Rollover Shares”) remain outstanding, (ii) shares of Common Stock or any series of the Company’s preferred stock owned by the Company or any of its wholly owned subsidiaries were canceled (the “Canceled Shares”) and (iii) shares owned by any stockholder who properly exercised appraisal rights under Delaware law (the “Dissenting Shares”) now entitle the holder thereof only to such appraisal rights.

The aggregate merger consideration to be paid to the holders of Common Stock and Series B Preferred Stock (including the holders of restricted stock units and shares of restricted Common Stock) in connection with the Merger is approximately $58 million, and was funded by the working capital of GenM and Kien Huat.

On November 4, 2019, pursuant to the binding term sheet by and between GenM, Kien Huat and Gen USA, dated as of August 5, 2019, Kien Huat sold to Gen USA 13,200,000 shares of Common Stock at $9.74 per share. Immediately prior to the consummation of the Merger, (i) Gen USA contributed 13,200,000 shares of Common Stock to Parent and Kien Huat contributed 15,714,606 shares of Common Stock to Parent and (ii) Gen USA contributed an amount of cash equal to 49% of the aggregate amount payable by Parent pursuant to the Merger Agreement plus $9,429,839.44 and Kien Huat contributed an amount of cash equal to 51% of the aggregate amount payable by Parent pursuant to the Merger Agreement less $9,429,839.44. The $9,429,839.44 was contributed to Parent by Gen USA, and deducted from Kien Huat’s contribution, in order for Gen USA to maintain a membership interest of 49%, assuming that all shares of Common Stock contributed to Parent had a value of $9.74 per share.

As a result of the Merger, each share of the Common Stock and Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares) was automatically converted into the right to receive the Common Merger Consideration or Series B Merger Consideration, as applicable, and ceased to exist or be outstanding. In addition, as a result of the Merger, all shares of common stock of Merger Sub issued and outstanding immediately before the Effective Time were converted into 5,523,691 shares of Common Stock, representing the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares and Canceled Shares) assuming conversion of all Series B Preferred Stock into Common Stock. Following the consummation of the Merger, Parent holds 34,438,297 shares of Common Stock, representing 100% of the outstanding Common Stock. Kien Huat currently owns 100% of the issued and outstanding Series F Preferred Stock.

As a result of the Merger, the Common Stock ceased trading on the NASDAQ Global Market (“NASDAQ”) upon the close of trading on November 15, 2019, and became eligible for termination of registration under the Exchange Act. The Company requested that NASDAQ file with the Securities and Exchange Commission (the “SEC”) a notification on Form 25 to report the delisting of the Company Common Stock from NASDAQ and to deregister the Company Common Stock under Section 12(b) of the Exchange Act.

The Company also intends to file with the SEC a Form 15 requesting that the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act be terminated or suspended.

(c)     Other Material Information.

The entirety of the Proxy Statement, including all appendices thereto, is incorporated by reference.

Item 16.	Exhibits.

Exhibit Number	Description

(a)(1)	Definitive Proxy Statement of Empire Resorts, Inc. (the “Company”) (included in the Schedule 14A filed on October 11, 2019 and as amended on November 8, 2019, and incorporated herein by reference (the “Proxy Statement”))

(a)(2)	Letter to Company Stockholders (included in the Proxy Statement and incorporated herein by reference)

(a)(3)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference)

(a)(4)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference)

(a)(5)	Letter, dated July 25, 2019, from Kien Huat Realty III Limited to the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 25, 2019 (“the 7/25/19 8-K”))

(a)(6)	Press Release, dated July 25, 2019 (incorporated herein by reference to Exhibit 99.2 to the 7/25/19 8-K)

(a)(7)	Non-Binding Proposal Letter, dated August 5, 2019, from Kien Huat Realty III Limited and Genting Malaysia Berhad to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 6, 2019 (“the 8/6/19 8-K”))

(a)(8)	Press Release, dated August 6, 2019 (incorporated herein by reference to Exhibit 99.2 to the 8/6/19 8-K)

(a)(9)	Press Release, dated August 19, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 19, 2019 and pursuant to Rule 14a-12 of the Exchange Act)

(a)(10)	Information Statement of the Company (included in the Schedule 14C filed on September 5, 2019, and incorporated herein by reference (the “Information Statement”)

(a)(11)	Notice of Action by Written Consent of Stockholders (included in the Information Statement and incorporated herein by reference)

(a)(12)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 15, 2019 (the “2018 10-K”) (incorporated herein by reference)

(a)(13)	The Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed on May 8, 2019 (incorporated herein by reference)

(a)(14)	The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2019 filed on August 9, 2019 (incorporated herein by reference)

(a)(15)	The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed on November 7, 2019 (incorporated herein by reference)

(c)(1)	Opinion of Moelis and Company LLC, dated August 18, 2019 (included as Appendix B to the Proxy Statement and incorporated herein by reference)

(c)(2)	Letter of Union Gaming Securities LLC delivered to the Board of Directors of Genting Malaysia Berhad, dated July 22, 2019*

(c)(3)	Presentation Materials prepared by Moelis and Company LLC delivered to the Special Committee of the Company on August 6, 2019 and August 18, 2019*

(d)(1)	Agreement and Plan of Merger, dated August 18, 2019, by and among the Company, Hercules Topco LLC and Hercules Merger Subsidiary Inc. (included as Appendix A to the Proxy Statement and incorporated herein by reference)

(d)(2)	Voting Agreement, dated August 18, 2019, by and among the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on August 19, 2019 (the “8/19/19 8-K”) and pursuant to Rule 14a-12 of the Exchange Act)

(d)(3)	Term Sheet, dated August 5, 2019, by and among Kien Huat Realty III Limited, Genting (USA) Limited and Genting Malaysia Berhad*

(d)(4)	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and between Hercules Topco LLC and Kien Huat Realty III Limited*

(d)(5)	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and between Hercules Topco LLC and Resorts World Omni, LLC*

(d)(6)	Letter Agreement, dated August 18, 2019, by and between the Company and Kien Huat Realty III Limited amendment the 2018 KHRL Preferred Stock Commitment Letter (incorporated herein by reference to Exhibit 2.2 to the 8/19/19 8-K and pursuant to Rule 14a-12 of the Exchange Act)

(d)(7)	Investment Agreement, dated August 19, 2009, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”)

(d)(8)	Registration Rights Agreement, dated August 19, 2009, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.2 to the 2018 10-K)

(d)(9)	First Amendment and Clarification to the Investment Agreement, dated September 30, 2009 by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.3 to the 2018 10-K)

(d)(12)	Letter Agreement, dated December 31, 2015, by and between the Company and Kien Huat Realty III Limited Realty, relating to the Investment Agreement, dated August 19, 2009 (incorporated herein by reference to Exhibit 10.4 to the 2018 10-K)

(d)(13)	Letter Agreement, dated February 17, 2016, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 4.11 to the 2018 10-K)

(d)(14)	Amendment to Letter Agreement, dated December 28, 2017, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 4.12 to the 2018 10-K)

(d)(15)	Note Exchange Agreement, dated December 28, 2017 among Empire Resorts, Inc., Montreign Holding Company, LLC and Kien Huat Realty III Limited, (incorporated herein by reference to Exhibit 10.56 to the 2018 10-K)

(d)(16)	Loan Agreement, dated December 28, 2017, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.54 to the 2018 10-K)

(d)(17)	Subordinate Loan Agreement, dated as of June 25, 2018, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.57 to the 2018 10-K)

(d)(18)	Letter Agreement, dated November 9, 2018, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Annex A of the Company’s Definitive Information Statement on Schedule 14C filed on February 11, 2019 (the “February 2019 14C”)

(d)(19)	Subscription Agreement, dated November 13, 2018, by and between the Company and Kien Huat Realty III Limited with respect to the purchase of Series F Preferred Stock (incorporated herein by reference to Exhibit 10.62 to the 2018 10-K)

(d)(20)	Subscription Agreement, dated February 20, 2019, by and between the Company and Kien Huat Realty III Limited with respect to the purchase of Series F Preferred Stock (incorporated herein by reference to Exhibit 10.63 to the 2018 10-K)

(d)(21)	Letter Agreement, dated May 7, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Annex D to the Information Statement)

(d)(22)	Subscription Agreement, dated May 21, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 23, 2019)

(d)(23)	Subscription Agreement, dated June 17, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2019)

(d)(24)	Subscription Agreement, dated August 26, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 26, 2019)

(d)(25)	Subscription Agreement, dated September 23, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 23, 2019)

(d)(26)	Subscription Agreement, dated October 30, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 30, 2019)

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference)

(g)	None.

Misc. (1)	Letter of Authorization, given by Kien Huat Realty III Limited*

Misc. (2)	Letter of Authorization, given by Lim Kok Thay*

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Empire Resorts, Inc.

By:	/s/ Ryan Eller
Name: Ryan Eller
Title: President and Chief Executive Officer

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew
Title: Authorized Signatory

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew
Title: Authorized Signatory

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Genting Malaysia Berhad

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Genting (USA) Limited

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hercules Topco LLC

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Treasurer

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hercules Merger Subsidiary Inc.

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Treasurer

Dated: November 15, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Genting Berhad

By:	/s/ Loh Bee Hong
Name: Loh Bee Hong
Title: Secretary

Dated: November 15, 2019